Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(Dollars in Millions)

	Three Months Ended March 31			Year Ended December 31
	2008	2007	2007	2006	2005	2004	2003
Portion of rentals representing interest	$33	$29	$101	$75	$62	$57	$63
Capitalized interest, including discontinued operations	76	53	214	152	83	48	41
Other interest and fixed charges, including discontinued operations	44	21	135	147	240	279	270
Total fixed charges (A)	$153	$103	$450	$374	$385	$384	$374
Earnings-pretax income with applicable adjustments (B)	$1,310	$1,370	$7,055	$9,014	$4,557	$2,905	$2,421
Ratio of (B) to (A)	8.56	13.30	15.68	24.10	11.84	7.57	6.47